DECOMA INTERNATIONAL INC.

ANNUAL MEETING OF SHAREHOLDERS

REPORT OF VOTING RESULTS

(pursuant to National Instrument 51-102, sec 11.3)

Monday, May 3rd, 2004

CLASS A SUBORDINATE VOTING SHARES

(a)	the election of Neil G. Davis, Robert J. Fuller, Vincent J. Galifi, Jennifer J. Jackson, Frank E. Macher, John T. Mayberry, Alan J. Power and Siegfried Wolf as directors of the Corporation	Voted FOR

(b)

the reappointment of Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee of the Board of Directors, and authorizing the Audit Committee to fix the Auditor's remuneration

Voted FOR

CLASS B SHARES

(a)	the election of Neil G. Davis, Robert J. Fuller, Vincent J. Galifi, Jennifer J. Jackson, Frank E. Macher, John T. Mayberry, Alan J. Power and Siegfried Wolf as directors of the Corporation	Voted FOR

(b)

the reappointment of Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee of the Board of Directors, and authorizing the Audit Committee to fix the Auditor's remuneration

Voted FOR
DECOMA INTERNATIONAL INC.
/s/ R.D. Benson
_________________________
Date: May 4th, 2004	R. David Benson Executive Vice-President, Secretary and General Counsel
Decoma International Inc. 50 Casmir Court Concord, ON L4K 4J5 Tel: 905.669.2888 Fax: 905.669.5075